UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12 (g) of The Securities Exchange Act of 1934

DENVER RESOURCES INC.

(Name of Small Business Issuer in its charter

Nevada	83-0416667

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

115 Garfield St # 3855, Sumas Washington	98295

(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (604) 205-0992 Issuer's fax number (604) 608-3567

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

160,000,000 shares of common stock, $.001 par value

(Title of Class)

(Title of Class)

		Page
PART I

Item 1.	Description of Business	3
Item 2.	Management's Discussion and Analysis or Plan of Operation	17
Item 3.	Description of Property	23
Item 4.	Security Ownership of Certain Beneficial Owners and Management	24
Item 5.	Directors and Executive Officers, Promoters and Control Persons	25
Item 6.	Executive Compensation	26
Item 7.	Certain Relationships and Related Transactions	27
Item 8.	Description of Securities	29

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	32
Item 2.	Legal Proceedings	33
Item 3.	Changes in and Disagreements with Accountants	33
Item 4.	Recent Sales of Unregistered Securities	33
Item 5.	Indemnification of Directors and Officers	34

PART F/S

Item 1.	Audited Financial Statements - Period Ended June 30, 2005	35
Item 2.	Unaudited Financial Statements - Three Months Ended September 30, 2005	51

PART III

Item 1.	Index to Exhibits	59
Item 2.	Description of Exhibits	59

SIGNATURES

	Signatures	59

All $ amounts in $USD, unless stated otherwise.

PART I

Item 1.  Description of Business

Business Development

Denver Resources Inc. is an exploration stage company engaged in the exploration of two mining properties.  The Company was incorporated in the State of Nevada on December 17, 2004.  We maintain our statutory registered agent's office at 1000 East William Street, Suite 204, Carson City, Nevada, and our business office is located at 115 Garfield Street # 3855, Sumas, Washington, 98295.  Our telephone number is (604) 205-0992 and our fax number is (604) 608-3567.

Our Business

We plan to explore our properties in Canada for the presence of lead and zinc.  Activities to date have consisted solely of the staking of mining claims.  Denver holds 100% title in two adjoining mineral claims, known as the RB1 and RB2 mineral claims, located in northern British Columbia, Canada.  Mineral claims registered with the Province of British Columbia grants mineral rights within the claim area to the claimholder.  Denver acquired the RB1 claim in March 2005 from Mr. William Lumley B.Sc., a consulting geologist, who staked and registered the RB1 mineral claim on behalf of the Company in February 2005.  Title to the RB1 mineral claim was transferred from Mr. Lumley to Myron Kinach, our President and sole officer, director and employee, who holds this mineral claim in trust for the Company.  The cost to the Company to acquire this mineral claim was $147, the original cost incurred by Mr. Lumley to register this claim with the Province of British Columbia.  The RB2 mineral claim acquired in March 2005 for $83.  The RB2 mineral claim was staked by and registered in the name of Mr. Kinach., who holds the claim in trust for Denver Resources Inc.

As yet, we have not yet developed any mining properties into a producing mine, nor have we earned revenue from any of the properties.  Exploration will be required before a final evaluation as to the economic feasibility is determined.  There is no assurance that a commercially viable lead and zinc deposit exists on our property.  None of our properties contain a known commercially viable deposit suitable for mining.

Denver's management has no professional training in the mineral exploration industry.  Denver has only one employee, Myron Kinach, our President and sole officer and director.  Mr. Kinach devotes approximately 5% of his time on Denver's operations.  Management is not experienced in either exploration or starting and operating a mine.  Management's lack of direct training and experience in mineral exploration is important, as Denver's management may not be fully aware of many of the specific technical requirements of operating in the mining industry.  Due to his inexperience in the industry, the decisions and choices made by management may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use.  Consequently, our operations, earnings and ultimate financial success could be severely adversely affected by management's lack of mining expertise.

The Company will, of necessity, need to rely on the expertise and services of qualified personnel for the surveying, exploration, and excavation of our mineral claims.  If we are unable to contract such services at reasonable costs, we may have to suspend or cease operations.

Our plan of operation is to conduct mineral exploration on our two RB mineral claims in order to determine if our properties contain any commercially viable lead and zinc reserves.  Denver has developed a two phase exploration program to explore our properties for lead and zinc deposits (please see "Proposed Exploration" on page  12 for more information on our exploration program).  We have not started Phase 1.  We estimate that Phase 1 will cost approximately $39,000.  We do not plan to proceed with Phase 1 until we obtain the capital required to complete Phase 1 in addition to having the cash on hand to fund our general and administrative expenses for the next twelve months.  As of September 30, 2005, the Company had cash on hand of $12,965 and estimates that it will spend $11,000 over the next twelve months on general and administrative expenses and to retain title to its mining claims for another year.  Therefore, the Company will need to raise approximately $37,000 - $48,000 over the next twelve months to be able to implement Phase 1 of its exploration program and to maintain cash on hand for general and operating expenses for the upcoming year.  We intend to raise cash to fund our exploration program by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options nor has the Company identified any other sources of alternative financing.  It is our intention to raise money through sales of the Company's common stock in the near future.  We do not have a share offering in place at this time.  We will not make a decision whether to proceed to Phase 2 until completion of Phase 1 and upon analysis of the results of Phase 1.  Even if we complete our current two phase exploration program and even if we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we can determine if we have a commercially viable deposit or a deposit that can be defined as a reserve.  A reserve is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

The success of Denver Resources is critically dependent upon finding mineralized material.  If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries, costs and other factors, concludes economic feasibility.  In view of the remote location of our claims, and in view of the lack of existing infrastructure in the immediate area, management believes that to be economically viable, any lead / zinc deposit that might conceivably be found, would need to be a minimum tonnage of 25,000 kilotons, assuming an average grade of 3% lead and 10% zinc, with a minimum recovery rate of 80%.  This conclusion assumes metal prices are a minimum of $800 per metric ton for lead and $1,400 per metric ton for zinc..

The likelihood of finding any reserves, or mineral deposits which could be economically and legally extracted or produced, on any of our properties is extremely remote.  In all probability our properties do not contain any reserves.  It is highly unlikely that any funds spent on exploration will ever be recovered through revenue from the sale of minerals.

Denver has not begun Phase 1 of its exploration program as the Company does not have enough capital to complete Phase 1.  We must first raise additional capital in order to proceed.  We will need to secure additional funding from either a private placement or loans.  At the present time, we have not made any plans to raise additional money.  There is no assurance that we would be able to raise additional money in the future.  If we cannot raise additional money to complete Phase 1, we will have to suspend our exploration program.  Denver's investment capital has consisted entirely of advances and equity investments by Myron Kinach, our president and sole officer and director.  The timing of such capital infusions was dependent on our requirements and the economic climate.  In the period from our inception on December 17, 2004 to June 30, 2005, our first fiscal period, Mr. Kinach advanced $803 cash to the Company and purchased 1,500,003 shares (after adjustment for the three-for-one forward stock split in July 2005) of our common stock for $501 cash for the purpose of funding our incorporation costs and our general and administrative expenses for this period.  In our first quarter ended September 30, 2005, Mr. Kinach has advanced an additional $15,021 cash to fund our current liabilities and to provide working capital for the next twelve months.  As of September 30, 2005, the Company did not have any current liabilities and had cash on hand of $12,965.  These cash advances from Mr. Kinach are unsecured, accrue no interest and have no fixed date for repayment.  Mr. Kinach has agreed not to demand payment of any of these cash advances until July 1, 2007.

We anticipate having to raise additional funds by equity issuance in the next several years, as we do not expect to generate material revenue from mining operations, or to achieve self-sustaining commercial mining operations for some time.  The Company plans to fund its future operations through additional sales of its unregistered common stock.  There can be no assurance the Company will be successful in its efforts to raise equity.

Denver's entire property base consists of undeveloped raw land.  Exploration and surveying has not yet been initiated, and to our knowledge, the property has never been mined.  Further exploration is essential to determine what amount of minerals, if any, exist on our properties and, if any minerals found can be economically extracted and profitably processed.

We must explore for and find mineralized material and determine if it is economically feasible to remove the mineral reserves.  Economically feasible means that the costs associated with the removal of the mineralized material will not exceed the price at which we can sell the mineralized material.  We do not claim to have any minerals or reserves whatsoever at this time on any of our properties.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty.  Ungranted minerals are commonly known as Crown minerals.  Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located.  In the case of the Company's property, that is the province of British Columbia.  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established.  Legislation now ensures that minerals are reserved from Crown land dispositions.  The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants.  Most privately held mineral titles are acquired directly from the Crown.  The Company's two properties, the RB1 and RB2 claims, are examples of such acquisitions.  Accordingly, fee simple title to the Company's properties resides with the Crown.  The Company's claims are mineral claims issued pursuant to the British Columbia Mineral Act.  The claimholder has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the claim area continued vertically downward.

According to the Mineral Tenure Act of British Columbia, a mineral claim may be held for one year and thereafter from year to year.  In order to maintain a mineral claim, the holder of the claim must, on or before the anniversary date, spend $100 CAD, or approximately $85 USD, each year per unit during the first three 1 year terms; and $200 CAD, or approximately $170 USD, each year per unit for subsequent 1 year terms.  The required expenditure can be in the form of expenditures on exploration or can be in the form of a direct payment to the Province of British Columbia.  If in any year, the required exploration work expenditure is not completed and filed with the Province prior to the mineral claim expiry date, or if a payment is not made to the Province of British Columbia in lieu of the required work prior to the mineral claim expiry date, the mineral claims will lapse.  A maximum of ten years of work credit may be filed on a claim.

Denver's RB1 mineral claim consists of 16.9 units and the RB2 claim consists of 10.1 units for a total of 27 units.  The RB1 mineral claim expires on February 17, 2006 and the RB2 mineral claim expires on March 30, 2006.  The extension of these two mineral claims for another 1 year period therefore requires an expenditure of $2700 CAD or approximately $2,300 USD for exploration work, plus a payment of a recording fee for each claim, or a direct payment of the same amount to the Province of British Columbia.

There is no insurance covering the property and we believe that no insurance is necessary since the property is unimproved and contains no buildings or improvements.  The property is unencumbered and there are no competitive conditions which affect the property.  To date we have not performed any work on the property and we cannot guarantee that a commercially viable mineral deposit or reserve exists in the property until exploration is done and a comprehensive evaluation concludes economic feasibility, based on prevailing and projected mineral prices.

Denver's Mineral Claims

The RB1 and RB2 mineral claims are located in northern British Columbia, Canada, approximately 150 miles west of the City of Fort Nelson.  The RB properties were staked to cover part of the Kechika Trough, located at the northwestern extremity of the Gatega mineral district, northeast of the Northern Rocky Mountain Trough.  The Kechika Trough is known for hosting a number of 'sedex' shale-hosted barite-lead-zinc mineral deposits, particularly in the Devono-Mississippian Earn Group.

The RB1 and RB2 claims are not producing properties.  They are both currently dormant.  No revenue from mining operations has ever been generated from either of these claims. Denver has not, to date, performed any exploration work on the RB mineral claims.

RB1 and RB2 Mineral Claim Tenures

The RB claims were staked on February 17, 2005 and March 30, 2005 and consist of the following mineral claims, located within the Liard Mining District, British Columbia, Canada:

Claim Name	Tenure Number	Units	Area	Record Date	Expiry Date
			(hectares)

RB1	507404	16.889	422.213	February 17, 2005	February 17, 2006
RB2	509811	10.131	253.278	March 30, 2005	March 30, 2006

Province of British Columbia, Canada

The British Columbia Mineral Tenure Act generally requires all claimholders to be Canadian residents or Canadian corporations, amongst other conditions.  We believe the additional costs of incorporating a Canadian subsidiary and the additional associated fees and administrative costs are unwarranted at this time.  In order to minimize fees, the RB claims are registered with the Province of British Columbia in the name of Myron Kinach, Denver's President, and are held in trust for Denver Resources Inc. by Mr. Kinach.  A Declaration of Trust (included as Exhibit 10.3), executed by Mr. Kinach on March 30, 2005, declares that he holds the RB1 and RB2 mineral claims in trust for Denver Resources Inc. and will deliver full title on demand to Denver for as long as the claims are in good standing with the Province of British Columbia.  The Declaration of Trust also specifies that Mr. Kinach has no interest in the mineral claims other than that of a bare trustee.  All rights in respect of the mineral claims and any distributions whether income or capital and whether in cash or otherwise, do not in any manner belong to Mr. Kinach but are the property of Denver Resources Inc.  In the event that we find mineralized material and the mineralized material can be economically extracted, we intend to form a wholly owned British Columbia subsidiary corporation.  Mr. Kinach will then convey title to the RB claims to the wholly owned subsidiary corporation.  As Mr. Kinach is the registered claimholder of the RB claims, and, as Mr. Kinach is the sole officer, director and employee of Denver Resources Inc. he has the ability to determine and conduct the actions necessary to maintain or to not maintain the claims in good standing.

RB1 (Tenure # 507404) and RB2 (Tenure # 509811) Mineral Claim Location Map

Property Location and Access

The RB properties (tenure numbers 507404 and 509811) cover an area of 675 hectares in lower Bluff Creek, 55 km west of Muncho Lake, B.C. immediately northeast of the Kechika-Gataga River confluence on NTS Map Sheets 94L/10E & 94L/7E.  The properties are located 200 meters east of where Bluff Creek turns to the east, approximately 6.5 kilometers northeast of Gataga River and 7.5 kilometers east-southeast of Brownie Mountain in Muskwa Ranges.  The center of the RB mineral claims is located at approximately 58 degrees 33 minutes N, 126 degrees 37 minutes W.

The property is remote and lies in rugged, densely vegetated mountainous terrain.  The topography rises steeply from Bluff Creek at elevation of 900 meters to a maximum of approximately 1600 meters in the southeastern portion just south of the Black Wednesday Showing. Covered by spruce, pine on the slopes and tag alder in Bluff Creek the only access is float plane from Watson Lake to Netson Lake and helicopter to the property.

History and Previous Work

The area was previously staked and explored by Texasgulf Canada Ltd in 1978 and by Noranda Exploration Company Ltd  in 1981 - 1982.  Following exploration work in 1978 Texasgulf dropped the claims.  In 1981-1982 Noranda staked the ground and performed prospecting and limited geochemical surveying.  Again the property was dropped.

Regional Geology

The area lies at the northwestern extremity of the Gataga mineral district, in a belt of sedimentary strata known as the Kechika Trough, a part of Ancestral North America.  The western boundary follows the Rocky Mountain Fault Zone.  This zone separates the older North American rocks from those of younger ones that make up the Rocky Mountains which are folded and thrust over the more stable and strong ancestral continent.  Several periods of deposition are seen at the edge of the old continental shelf but the main period was the northwest trending Paleozoic Kechika Basin mentioned above which connects to the northwest to the Selwyn Basin in the Yukon.  Shallow reefs were followed by a deepening sedimentary package.  Later on, volcanic material enriched the sediments.  The Gataga mineral deposits (Driftpile Creek, Cirque/Stronsay & Akie/Gataga South) are characterized by stratiform sedimentary-exhalative barite-sulphide mineralization.

The stratigraphy for this region is Cambrian to Devono-Mississippian sedimentary rock units which have been deformed into tight, northeasterly overturned folds overlapped with thrust faults.  The general strike is northwest, and the dominant dip is moderately to steeply southwest.

Rocks in the region are preserved in a series of steep, southwest dipping, northeasterly verging thrust panels.  Strata is represented by the Upper Proterozoic Hyland Group, the Lower Cambrian Gog Group, an unnamed Middle to Upper Cambrian sequence containing carbonates and quartz fragments, the Upper Cambrian to Lower Ordovician Kechika Group, the Lower Ordovician to Lower Devonian Road River Group and the Middle Devonian to Lower Mississippian Earn Group.

140°
135°
130°
125°
120°
TOM/JASON FAULT
FORT NORMAN BRACKETT FAULT
RICHARDSON
NORTHWEST TERROTORIES
MACKENZIE
CARBONATE
PLATFORM
Norman Wells
Yellowknife
GREAT SLAVE LAKE
Pine Point
65°
Dawson
Tintina Fault
Tom, Jason
Howards Pass
Faro
Vangorda, DY, Grum
Swim
Anniv
CASSIAR
PLATFORM
L. Ord - E. Sil. facies boundary
Whitehorse
YUKON TERRITORY
60°
CANADA
U.S.A.
ALASKA
MACDONALD
PLATFORM
BRITISH COLUMBIA
Driftpile
Elf
Cirque
Robb Lake
MACDONALD FAULT
MAFIC VOLCANIC ROCKS
Defined area
Poorly-define area
SEDEX ZN-PB-AG AND STRATIFORM BARITE DEPOSITS
Major deposit
Minor occurrence
Barite
MVT DEPOSITS
Major Deposit
Minor Deposit
Minor occurrence (type unknown)
0
100
km

Selwyn Basin Sedex Map

Generalized geological map of the Bluff Creek area showing stylized cross-section

The structural fabric of the region is controlled by northeasterly directed thrust faults.  The thrust sheets are internally folded, have moderate to steep s southwest dips and contain a pervasive, penetrative cleavage.  Cambrian sediment rock fragments and carbonates form the most competent stratigraphic sequence and are carried over the uppermost Proterozoic strata.  Five large thrust sheets have been delineated and the bounding thrust faults identified from west to east as West Brownie Mountain, Brownie Mountain, Split Top Mountain, & East Split Top Mountain and Netson Creek faults.

RB Property Geology

The RB mineral claims lie on a gossan, (an area of oxidized, weathered and decomposed rock, typically the upper and exposed part of a mineral vein containing iron oxides and quartz).   Two areas of interest have been identified within the RB mineral claims.  These areas are known as the Bluff Creek / Red Bluff Showing and the Black Wednesday Showing.

Bluff Creek / Red Bluff Showing

The Bluff Creek / Red Bluff showing is located at the northwest end of the Gataga mineral district, in the Kechika Trough.  It is underlain by Cambrian to Devono-Missisippian sedimentary rocks of the Gunsteel formation of the Earn Group.

This showing represents a wide area of gossaneous outcrops characterized by the strongest anomalous multi-element rock, soil and silt geochemical samples collected over the 20 kilometer belt in the late 1970's and early 1980's.  The showing is documented  in BC Ministry of Energy Mines and Petroleum Resources Open File 1995-4 and further documented in Minfile Report No. 094L  018, Geological Survey Branch, BC Energy and Minerals Division.  The geochemical signature was considered by explorationists to be indicative of both lead-zinc and nickel-zinc massive sulphide ('sedex') potential (Assessment Reports 21160 and  21980).

The occurrence is centered on a gossan on the north side of the creek, roughly in the middle of the anomalous area (Open File 1995-4; Assessment Report 21980, Figure 3). It is 6.5 kilometers northeast of the Gataga River and 7.5 kilometers east-southeast of Brownie Mountain in the Muskwa Ranges of the Northern Rocky Mountains.

Black Wednesday Showing

This showing is documented in BC Ministry of Energy Mines and Petroleum Resources Open File 1995-4 and further documented in Minfile Report No. 094L  006, Geological Survey Branch, BC Energy and Minerals Division.  The Black Wednesday showing is a copper-bearing quartz vein, on a cliff above a small tributary south of lower Bluff Creek, 5 kilometers northeast of the Gataga River, 8 kilometers northwest of Split Top Mountain in the Muskwa Ranges of the Northern Rocky Mountains (Open File 1995-4).

The Black Wednesday showing is in a narrow, thrust-bounded panel which is made up of an unnamed Middle to Upper Cambrian limestone unit, and overlying shale, siltstone and limestone rocks of the Cambro-Ordovician Kechika Group and the Ordovician to Lower Devonian Road River Group (Open File 1995-4).  The mineralization is hosted in connecting quartz veins near the top of the Cambrian limestone, and strikes 120 degrees and dips 65 degrees southwest.  The veins, which are approximately consistent with the bedding, have a composite thickness of  3 to 4 meters and individual veins are up to 1 meter thick.  They have a strike length of at least 30 meters. Lenses or sheets of limestone between the veins commonly contain highly silicified rock.

Small amounts of chalcopyrite (a yellow copper ore containing copper, iron, and sulphur) and chalcocite (a copper sulphide mineral of a black color and metallic luster) were noted in a few parts of the vein system.  Weathered fracture surfaces in the quartz veins are coated with orange to red-brown iron oxides.  A select sample of the quartz vein with visible mineralization was analyzed at 0.86 per cent copper (Open File 1995-4).

Proposed Exploration

Further exploration should consist of relative closed spaced contour soil sampling, and prospecting to expose anomalous areas of interest.  Follow up hand trenching, should expose bedrock.

The proposed exploration program on the RB Prospect is two fold:

1.  Investigate the mineralization and economic potential of the Earn Group where Bluff Creek cuts through the thrust sheets, and

2.  Investigate the economic potential of the Black Wednesday Showing mentioned above.

Our exploration program will be carried out in two phases.

RB Property Program - Phase 1

Phase 1 will begin with research of the available geologic literature, personal interviews with geologists, mining engineers and others familiar with the prospect sites.  When the research is completed, our initial work will be augmented with prospecting over the entire claim block and, geologic mapping on a initial scale of 1:5000.  Additional exploration will consists of closely spaced soil geochemical surveys sampling at every 50 meter stations along contours to isolate additional areas of potential mineralization hidden under the overburden cover.

If an apparent mineralized zone is identified and narrowed down to a specific area by the studies, we will begin:

1) Detailed VLF-EM Geophysical Surveys.. VLF-EM is a very low frequency electromagnetic survey method that uses transmitted signals and instruments that measure changes in the propagating wave fronts as they move through geologic material. VLF/EM methods are ideal for locating fractures, faults, and conductive overburden depths while exposing a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations. It also provides targets for more extensive trenching and core drilling.

2) Trenching areas of interest to expose fresh rock for sampling.

Upon a thorough analysis of the data collected in Phase 1, we will decide if the property warrants proceeding to Phase 2.
Phase 1 will take about 5 months and cost up to $ 39,000.  Summary is as follows:

Proposed Red Bluff Property Exploration Budget
Phase 1

Salaries
Geologist for 20 days; 2 Assistants for 10 days; expediting	15,000
Geochemical Assays	$4,800
Fixed Wing and Helicopter Support	5,000
Geophysical Survey	3,000
Assessment Filing	1,800
Travel and Freight	2,500
Field Room and Board	3,000
Management	1,500
Contingency	2,400

Total	$39,000

RB Property Program - Phase 2

Phase 2 involves an initial examination of the underground characteristics of the vein structure that was identified by Phase 1 of exploration. Phase 2 is aimed at identifying any mineral deposits of potential economic importance.  The methods employed are:

more extensive trenching,
more advanced geophysical work, and
diamond drilling.

Trenching is undertaken to remove the overburden and expose the continuity and extent of mineralization on the surface.  Trenches will be approximately 40 meters in length and 3-5 meters wide to allow the mineralized area to be exposed, geologically mapped and sampled.  They also allow easier restoration of the land to its pre-exploration condition when we conclude our operations.

Depending on the consultant on the project additional more advanced geophysical surveys could be performed on specific area of interest on the property.

Diamond drilling exposes the underground characteristics of the vein structure of the RB Properties that was identified by previous work and is aimed at precisely defining the depth, the width, the length, the tonnage and the value of any mineral body.

Phase 2 will take about 7 months and will cost a minimum of approximately $105,000.

Depending upon the results of our two phase exploration program, Company management will consider additional diamond drilling on the RB Property and, if warranted, underground testing and bulk sampling.  Additional diamond drilling would define the extent, structure, grade and tonnage of the deposit.

Bulk Sampling involves constructing an adit and tunnel to access and assist in the removal of a sample of mineralized ore for testing. Later, the tunnel can be used for mining access.

Exploration Program Cost Estimates

The breakdown of estimated times and dollars for each phase was made by Denver's Board of Directors.  Myron Kinach, our President, is the sole director of Denver Resources Inc.  Mr. Kinach has no professional training in the mineral exploration industry and has no experience in either exploration or starting and operating a mine.  Mr. Kinach's lack of direct training and experience in mineral exploration is important, as he may not be fully aware of many of the specific technical requirements of operating in the mining industry.  Due to his inexperience in the industry, the decisions and choices made by him may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use.  Consequently, our operations, earnings and ultimate financial success could be severely adversely affected by his lack of mining expertise.

We do not intend to interest other companies in the property if we find mineral reserves. We intend to try to develop the reserves ourselves.  If we are unable to complete any phase of exploration because we do not have enough money, we will cease operations until we raise more money. If we cannot or do not raise more money, we will cease operations.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success.  That is because we have a piece of raw land and we intend to look for minerals.  We may or may not find any mineralized material and it is impossible to predict the likelihood of such an event at this stage of Denver's development.

We will not move on to a subsequent phase until the phase we are working on is completed.  We do not have any plan to take the Company from Phase 2 exploration proposal to revenue generation as it is impossible to project revenue generation at this stage.

Competitive Environment

The lead and zinc mining industry is fragmented.  We compete with other exploration companies looking for lead and zinc deposits.  We are an infinitely small participant in the lead and zinc mining market.  However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from the RB claims.

We hold no material patents, licenses, franchises or concessions.

Codes and Regulations

Our mineral exploration program is subject to the Canadian Mineral Tenure Act Regulation.  This act sets forth rules for locating claims, posting claims, working claims and reporting work performed.

We are also subject to the British Columbia Mineral Exploration Code which tells us how and where we can explore for minerals.  We must comply with these laws to operate our business.  Compliance with these rules and regulations will not adversely affect Denver's operations but may have a significant impact on the costs of carrying out our exploration program.

Environmental Legislation

As a mineral exploration company, Denver is subject to the Health, Safety and Reclamation Code for Mines in British Columbia.  This code deals with environmental matters relating to the exploration and development of mining properties and aims to protect the environment through a series of regulations affecting health and safety, archaeological sites and exploration access.

Denver is responsible for providing a safe working environment, to not disrupt archaeological sites, and to conduct its activities in a manner that minimizes unnecessary damage to the property.

To comply with environmental laws, Denver will secure all necessary permits prior to commencing exploration.  If development is warranted on the property, we will file final plans of operation before we start any mining operations.  We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation.  No endangered species will be disturbed.  Restoration of the disturbed land will be completed according to law.  All holes, pits and shafts will be sealed upon abandonment of the property.  It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

Inspectors for the B.C. Mining Division determine on a case-by-case basis the amount of any bond or other form of security that an exploration company must put up to ensure compliance with government remediation requirements.  Remediation refers to the process of returning the lands to their original state.  It is an important and potentially costly responsibility.  If any of Denver's properties are abandoned subsequent to any physical activity, such as trenching taking place, then by the terms of the Mineral Tenure Act of British Columbia, Denver is responsible for remediation of the lands involved.

While the cost of any bond required cannot be precisely estimated, until a detailed work program is finalized and reviewed by the Mining Division, the history of bonding requirements in the Nelson Mining Division would suggest that if government inspectors required the posting of a bond, the cost of such a bond would likely be a minimum of $1000 up to a maximum of $2,500.  The time and costs involved in having the Company's properties inspected by inspectors for the B.C. Mining Division and a rough estimate of the cost of a bond that might have to be posted forms part of our estimate of time and costs for Phases 1 and 2.

Denver is in compliance with the Act and will continue to comply with the Act in the future.  We believe that compliance with the Act will not adversely affect our business operations but may represent a significant part of our cost structure.

Employees

Denver is presently managed by Myron Kinach, our officer and sole director.  Mr. Kinach does not have an employment agreement with us.  He devotes approximately 5% of his time to our operations and the balance of his time as an international account representative with UAS Canada Inc. and its US based partner, Ion02X Engineering L.L.C.  These companies specialize in a new "Cold Plasma" technology based odor treatment system designed to reduce a wide range of commercial and industrial odor emissions.  This industry is very specialized and completely unrelated to Denver's operations.  Mr. Kinach is not involved with any other mining companies and we are not aware of any potential conflicts of interests with Mr. Kinach's other activities.  At present, we have no full or part-time employees.  Denver does not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future.  We intend to use the services of subcontractors for manual labor exploration work on our properties.  There are presently no personal benefits available to any employees.

Shareholder Communication

We will be required to file reports with the SEC under section 15(d) of the Securities Act following completion of this registration.  The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  The reports will be filed electronically.  Denver will not be required to furnish you with an annual report and will not be voluntarily sending an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.

The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC website is www.sec.gov.  Shareholders may also read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The information in this Management's Discussion is current as of November 4, 2005.

Forward-looking Statements

Some discussions in this filing may contain forward-looking statements and be prospective in nature.  Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management.  Forward-looking statements are statements that express our goals, beliefs, plans, current expectations or other statements regarding matters that are not historical facts.  Forward-looking statements are often identified by words such as "believes", "anticipates", "expects", "estimates" and similar expressions, or words which, by their nature, refer to future events.  The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in such statements.

Such factors include, among others, the following:  local, national and international general economic and market conditions; the ability of the Company to attract equity capital; the ability of the Company to implement our proposed exploration program and the success thereof; existing government regulations and changes in, or the failure to comply with, government regulations; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors referenced in this and previous filings.

Given these uncertainties, readers of this Form 10-SB are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly release the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Overview

Denver Resources Inc. is an exploration stage company engaged in the exploration of our mineral claims for lead and zinc.  We were incorporated in December 2004 in the State of Nevada for the purpose of acquiring and exploring mineral properties for lead and zinc.  In March 2005, one existing claim, the RB1 claim, was transferred to Denver by Mr. William Lumley B.Sc.  Mr. Lumley, a consulting geologist, staked the RB1 claim in February 2005 on behalf of the Company and title to this claim was transferred from Mr. Lumley at the original cost incurred by Mr. Lumley to register this claim with the Province of British Columbia.  Title to the RB1 claim was registered in the name of our President, Myron Kinach, and is held in trust by Mr. Kinach for Denver Resources.  Also, in March 2005, the Company staked and registered adjacent land to the north and east of the RB1 claim.  This land is known as the RB2 claim.  The RB2 claim was also registered in the name of Mr. Kinach in trust for Denver.  Our plan of operation is to explore these properties for lead and zinc reserves by implementing a two phase exploration program.

We have not earned any revenue to date and have limited capital.  We will need to raise additional capital within the next 12 months to implement Phase 1 of our exploration program.

The acquisition of mining claims within the mining industry is intensely competitive.  We are a very small company with limited resources. Many mining companies have significantly more resources to evaluate and acquire mineral claims.  However, with respect to our claims, there is no competition for minerals on our properties.

Plan of Operation

Our plan of operation is to conduct mineral exploration on our two RB mineral claims in order to determine if our properties contain any commercially viable lead and zinc reserves.  In consultation with a geologist, Mr. William E. Lumley, B.Sc., Denver has developed a two phase exploration program to explore our properties for lead and zinc deposits.  We have not started Phase 1 and do not plan to start until we obtain additional capital.  None of our properties contain any known commercially viable lead and zinc reserves.

Mr. Lumley, assisted Denver in the research and staking of our properties, and with developing our two phase exploration program.  Mr. Lumley is a consulting geologist residing in Vancouver, B.C., Canada and has been practicing his profession for the past 25 years in Canada, United States and internationally.  Mr. Lumley graduated from the University of Waterloo, Ontario, Canada with a Bachelor of Science Degree in Geology.  The Company has no contractual arrangement with Mr. Lumley.  Rather, Mr. Lumley performs consulting services for the Company, if, as and when required, and is compensated in hourly fees, paid in cash.

Phase 1 will begin with research, geologic mapping, geophysical surveys and soil geochemical testing of our claims to isolate areas of potential mineralization.  If any apparent mineralized zones are identified and narrowed down to a specific area by the studies, we will begin detailed geophysical surveys and trenching areas of interest.  The geophysical work gives a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling.  Following a thorough analysis of the data collected in Phase 1, we will decide if the property warrants proceeding to Phase 2.  Phase 1 will take about 5 months and cost up to $39,000.

Phase 2 will involve an examination of the underground characteristics of the vein structure of the RB properties that were identified by Phase 1 of exploration.  Phase 2 is aimed at precisely defining the depth, the width, the length, the tonnage and the value per ton of any mineral body and testing any mineral deposits of potential economic importance.  The methods employed are more extensive trenching, more advanced geophysical work and diamond drilling.  Phase 2 will take about 7 months and will cost approximately $105,000.

Management intends to review the results of our exploration program, with the assistance of mining professionals.  To date, Mr. William Lumley has been the only mining professional that we have consulted with respect to our planned exploration program.

In reviewing the results of our exploration program, management will be primarily concerned with:

(i) reviewing any evidence that might suggest the presence of minerals or geological formations that would generally be consistent with the occurrence of a lead or zinc deposit,

(ii) further refining the Company's timetable for making commitments for supplies and services needed to carry out the current phase of exploration.  As a result of heightened mineral exploration in North America it has become increasingly important for management to plan ahead for the Company's precise needs, in terms of equipment, supplies and services and,

(iii) assessing any information that might confirm or refute our cost estimates or time estimates for carrying out the current and subsequent phases of  our exploration program.

We do not plan to proceed with Phase 1 until we obtain the capital required to complete Phase 1 in addition to having the cash on hand to fund our general and administrative expenses for the next twelve months.  The Company estimates that it will spend $11,000 over the next twelve months on general and administrative expenses and to retain title to its mining claims for another year and estimates that Phase 1 will cost approximately $39,000.  As of September 30, 2005, Denver had cash on hand of $12,495 and will need to raise approximately $37,000 - $48,000 over the next twelve months to be able to implement Phase 1 of its exploration program and to maintain cash on hand for general and operating expenses for the upcoming year.  We intend to raise cash to fund our exploration program by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options nor has the Company identified any other sources of alternative financing.  It is our intention to raise money through sales of the Company's common stock in the near future, however, we do not have a share offering in place at this time.

In the three month period ended September 30, 2005, Myron Kinach advanced $15,021 in cash to the Company to fund its current liabilities and to fund our general and administrative expenses for the next twelve months.  However we have no sources of revenue, and will be dependent on raising capital to continue to fund our general and administrative expenses beyond the next twelve months.  There is no assurance that we will be able to raise enough money from the sale of stock to third party investors to implement either our exploration plan or to continue to fund our general and administrative expenses beyond the next twelve months.  In the event that we are not able to raise the required capital to continue to fund our future general and administrative expenses from the sale of stock to third party investors, we expect that our President, Myron Kinach, will continue to advance the required funds either in the form of cash advances or by purchase of stock as he has since Denver's inception.  If we cannot obtain the funds required to complete Phase 1, we will have to suspend our exploration program.  If we are unable to obtain the funds required to pay our future general and administrative expenses, we will have to suspend or cease operations.

We are currently seeking full-reporting status with the U.S. Securities & Exchange Commission, so that Denver may be in a significantly better position to attract equity capital.  We will be considered a voluntary filer, and as such, may discontinue our reporting obligations at any time.  Future equity financing may result in substantial dilution to purchasers.

There is a significant cost involved in being an SEC-reporting company both in terms of management time and in terms of out-of-pocket expenses.  These costs will become a permanent part of the Company's cost structure as the Company will, upon reaching full-reporting status with the SEC, become responsible for 10-QSB Reports filed quarterly, plus a very comprehensive 10-KSB Report filed annually.  In addition the Company is responsible for filing 8-K reports on significant events, such as a major acquisition or disposition, or corporate actions.  The out-of-pocket financial costs of these reporting obligations have been included in our estimated general and administrative costs of $11,000 for the next 12 months.

We have not generated any revenue and are dependent upon obtaining financing to fund our operating expenses and to pursue any exploration activities.  For these reasons our auditors stated in their report dated August 23, 2005, that they have substantial doubt we will be able to continue as a going concern.

We plan to retain future earnings, if any.  We have very limited resources and do not anticipate paying dividends on our common stock for the foreseeable future.

As we are an exploration stage company and have no end products, we have not conducted any product research or product development and have no plans to conduct any product research or product development over the next fiscal year.

Denver is presently managed by Myron Kinach, our President and sole officer, director and employee.  At present, we have no full or part-time employees and do not foresee any significant changes in the number of employees.  Our plan is to hire outside consultants or firms to implement our exploration program.  We do not have any plans to purchase any plant or any significant equipment.

In December 2004, the Board of Directors adopted a Code of Ethics for the Company's officers and directors.  A copy of the Code of Ethics is included as Exhibit 14.1.

On July 20, 2005, the Company appointed Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as their independent auditors for the fiscal year ending June 30, 2005.

Liquidity and Capital Resources

Since our inception, the Company has been financed from advances and capital investment from Myron Kinach, the President of Denver.  At June 30, 2005, the amount owing to Mr. Kinach, reported as a related party payable, was $803.  As at September 30, 2005, this related party payable to Mr. Kinach was $15,824, reflecting advances of $15,021 from Mr. Kinach since June 30, 2005.  This debt is unsecured, accrues no interest and has no fixed terms of repayment.  On January 31, 2005, Mr. Kinach agreed not to demand payment of any of the Company's related party payables until July 1, 2007.

There are no preliminary agreements or understandings between Denver Resources and its officers and directors, affiliates or lending institutions with respect to any loan agreements, other than the related party payable owing to Mr. Kinach.

During the fiscal year ended June 30, 2005, the Company issued 3 shares (after adjustment for the three-for-one forward stock split in July 2005) of its common stock for $1 cash and issued 1,500,000 shares (after adjustment for the three-for-one forward stock split in July 2005) of its common stock for $500 cash to Myron Kinach, our President.  For these share issues, we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issue.

The following table highlights our recent current assets, current liabilities, working capital positions and long-term liabilities :

	As at	As at
	Jun. 30, 2005	Sep. 30, 2005

Current Assets
Cash	$495	$12,965

Total Current Assets	$495	$12,965

Current Liabilities	$2,500	$0

Working Capital	$(2,005)	$12,965

Long-Term Assets	$0	$0

Long-Term Liabilities	$803	$15,824

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

Results of Operations

We have not earned any revenues to date.  We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially viable levels of mineral resources on our properties or that we will enter into further substantial exploration programs or production if such deposits are discovered.

The following table highlights our recent operating results:

	For the period
	from
	Dec. 17, 2004		For the three
	(inception) to		months ended
	Jun. 30, 2005		Sep. 30, 2005

REVENUE	$0	0	$0

EXPENSES
General and
administrative
expenses	$3,079		$51
Property expenses	230		-

NET (LOSS)	$(3,309)		$(51)

Variation in Operating Results

None of our properties are yet in production and will likely never reach production.  The properties do not produce any revenue, and as a result, we expect our losses to continue.

Inflation

Our results of operations have not been significantly affected by inflation.   Management does not expect inflation to have a material impact on our operations in the future.

Significant Uncertainties

There is no assurance that the properties contain any lead and zinc reserves.  It is also uncertain whether we can finance the exploration of our properties.  Mineral exploration projects are subject to numerous regulatory requirements, as well as economic uncertainties.  There is no assurance that any of our properties will prove to be profitable.

Possible Dilution to Shareholders

Our plan of operation calls for us to finance business expansion and acquisitions by issuing securities.  Any issue of stock or securities convertible into common stock could result in significant dilution to present and prospective holders of our common shares.

Securities Market Risk and Penny Stock Risk

There is currently no market for our securities as the Company's common stock does not trade on any exchange or any OTC Bulletin Board.  All of our issued common stock are restricted securities and are currently held by one person, Myron Kinach, our sole officer, director and employee.

Denver's stock is subject to "penny stock" rules as defined in the 1934 Securities and Exchange Act rule 3151-1.  The Securities & Exchange Commission regulates broker-dealers transactions in penny stocks.  Penny stocks, with some exceptions, are equity securities with a price of less than $5.00.  Penny stock rules require a broker-dealer to deliver to a prospective purchaser a standardized disclosure document that provides information about penny stocks and the risks of the penny stock market.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Bid and offer quotations, and broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting a transaction.  The broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement.  In addition, the disclosure requirements above may reduce trading activity in the secondary market for penny stocks.

Transaction costs with purchases and sales of penny stocks are likely to be higher than those for other securities.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29".  This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

Item 3.  Description of Property

Mineral Claims

We have interests in two mineral claims which we may explore.  The two interests consist of a 100% title in each of the RB1 and RB2 mineral claims located in British Columbia, Canada.  Neither of the properties contain a known commercially viable mineral deposit suitable for mining.  Details regarding our interests in mining properties are discussed in a previous item entitled "Description of Business".

Office Facilities

Other than our mining claims, the Company does not own any other property.  Our offices are located at 115 Garfield Street # 3855, Sumas Washington, 98295 in an area comprised of approximately 200 square feet.  This office space is rented on a month to month basis and provided at no cost to the Company by its President and any resulting rent expense if the space were rented to the Company would be immaterial.  The Company considers the facilities adequate for its current purposes.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

As of the close of business on November 4, 2005, the following persons owned beneficially more than 5% of our outstanding common shares:

5% or Greater Shareholders

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Myron Kinach	1,500,003	100%
	115 Garfield Street # 3855
	Sumas WA 98295

(1)	Based on 1,500,003 shares of common stock outstanding as of November 4, 2005.

The table below lists as of November 4, 2005, all of our directors and executive officers who beneficially owned our voting securities and the amount of our voting securities owned by the directors and executive officers as a group.

Security Ownership of Management

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Myron Kinach	1,500,003	100%
	115 Garfield Street # 3855
	Sumas WA 98295

Total Directors and Officers		1,500,003	100%

(1)	Based on 1,500,003 common shares outstanding as of November 4, 2005.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

The following table lists the name, age and positions held by our executive officer and director.

Directors and Executive Officers

Name	Age	Positions(s)	Director Since

Myron Kinach	49	President, Secretary, Treasurer and Director	December 2004

Myron Kinach

Myron Kinach is the President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of Denver Resources Inc. and has held these positions since our inception.  Mr. Kinach is a graduate of the University of Waterloo where he received an Honors Bachelor of Science Degree in 1979.  Mr. Kinach has no technical training, professional credentials or experience in the field of mineral exploration or the development and operations of mining companies.

Mr. Kinach's business background includes many years in the communications services industry.  He has recently joined a partnership of two companies developing and implementing large scale, resource efficient, non-thermal plasma technology solutions to reduce odors, pollutants, and other harmful substances resulting from industrial factories and commercial production.  The following describes Mr. Kinach's recent business experience:

From January 1997 to January 1999, Mr. Kinach worked as an account representative with Ansatel Communications Ltd., a provider of telecommunications products and services.  In January 1999 to May 2003, Mr. Kinach moved to Santel Communications Ltd., a company in the same industry.  In May 2003 to October 2004, Mr. Kinach joined 24/7 Communications Holdings Inc., a communications services company.  In October 2004 through to March 2005, Mr. Kinach became an account executive with Microserve, a company that has provided systems integration services and telecommunications products and services since 1987.  In March 2005, Mr. Kinach joined UAS Canada Inc. and its US based partner, Ion02X Engineering L.L.C., as an international marketing and sales representative.  These companies specialize in a new "Cold Plasma" technology based odor treatment system designed to reduce a wide range of commercial and industrial odor emissions.

Significant Employees

We have no employees at this time.  Denver Resources is managed by Myron Kinach, our President and director.

Family Relationships

Myron Kinach is our sole executive officer and director and employee.  As such, there are no family relationships to report.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving Mr. Kinach during the past five years that would be material to an evaluation of his ability or integrity to act as an executive officer or director of Denver Resources Inc.

Audit Committee Financial Expert

The Company does not have an audit committee or adopted an audit committee charter.  In lieu of an audit committee, the Company's Board of Directors assumes the responsibilities that would normally be those of an audit committee.  The Company's sole director, Myron Kinach, does not qualify as a financial expert in this respect.

Item 6.  Executive Compensation

No compensation has been paid to or accrued for any of our officers or directors since our inception.  We have not set aside or accrued any funds since our inception to provide pension, retirement or similar benefits for executive officers or directors.

Long-Term Compensation

Not Applicable

Summary Compensation Table

The following table sets forth the compensation paid by us to our principal executive officer for fiscal period starting with our inception on December 17, 2004 and ending June 30, 2005.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)

Myron Kinach, President, CEO, Secretary, Treasurer and Director	2005	0	0	0	0	0	0	0

No compensation is payable to directors of the Company in connection with attendance at board meetings, except as to such directors who also serve as officers of the Company in capacities other than directors and/or officers.  At this time, no other compensation has been scheduled for any other member of the Board of Directors of officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer.  The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

On December 17, 2004, upon inception, we issued 3 common shares (after adjustment for the three-for-one forward stock split in July 2005) to Mr. Kinach at an arbitrary price of $1 for the purposes of incorporation.

On January 21, 2005, we issued 1,500,000 common shares (after adjustment for the three-for-one forward stock split in July 2005) at $0.00033 per share for cash to Mr. Kinach for total proceeds of $500.  The Company had no revenue, no income and negative shareholder equity of ($567).  In the absence of any history of revenue or earnings, the 1,500,000 shares issued were priced at $500 or $0.00033 per share as this represented an approximation of the Company's shareholder equity or book value per share following this share issue.  Mr. Kinach continued to own 100% of the Company and the Company the acquired $500 needed to pay administrative costs.

For each of these share issues, we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  These shares are restricted shares as defined by the Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

The Company does not have any plans at this time to issue additional shares of common stock for cash to Mr. Kinach, but may do so in the future, depending on it's cash and capital resources and/or requirements, and on the Company's ability to obtain capital from third party investors.

The precise terms of any future share issues by the Company would, of necessity, reflect prevailing financing conditions at that point in time. Historically the price and terms for any financing by a microcap firm have been extremely volatile.  If and when financing is needed by the Company,  management will pursue every avenue to obtain financing on the best terms possible for the benefit of all shareholders of the Company.

Management will consistently seek sources of capital sources of capital in order to be in position to compare and contrast the financing terms available from alternative sources.  Providers of needed equity capital may include Company insiders or may consist entirely of unrelated investors.  Secondly, management is very conscious of the likelihood of extended stretches where financial markets are extremely hostile to providing financing to firms as small as ours.  It is management's intention to build in as much flexibility as possible into the timing of our two exploration phases, with the intent of seeking to avoid ever being in the position that the Company must accept punitive financing terms in order to complete a phase of our exploration program.  As we state elsewhere, management is committed to not commencing any phase of exploration until all the necessary financing is in place for the upcoming phase of exploration.  Thirdly, management recognizes the benefit to the Company of expanding the Company's investor base to include investors not affiliated with management.  A larger number of shareholders with a vested interested in the Company's success, through their existing shareholding, is of significant benefit as it provides an expanded pool of motivated investors that may choose to provide capital to the Company in subsequent rounds of financing.  Any Company share issues, whether they be to Company insiders or to unrelated third parties, will in all cases, reflect prevailing commercial terms for similar financings by comparable companies.

While it is management's stated intention to eventually broaden its investor base to include unrelated investors, it has traditionally been very difficult for small companies in high-risk industries such as mineral exploration to attract outside investors at the early stages of the Company's development.  Outside investors have traditionally demanded very onerous terms, involving debt and preferred issues with conversion privileges and long-term warrants that can prove to be detrimental to the Company's development.  As such, it is conceivable that, at least until the Company's stock is actively traded on an exchange or over-the-counter market, that additional share issues to management may be the Company's most viable source of capital.  Furthermore, even if financing commitments can be obtained from outside investors, it is conceivable that these investors may require management to purchase a portion of the share issue as a demonstration of their financial commitment to the Company.

Myron Kinach, our President and sole officer and director, has advanced funds to Denver Resources Inc. for it's administrative and operating expenses.  There are no specific terms of repayment and no interest charged on these related party payables.  Mr. Kinach has agreed not to demand payment of any of the Company's related party payables until July 1, 2007.  Correspondence from Mr. Kinach to Denver confirming this deferral of payments until July 1, 2007 is attached as Exhibit 10.4.  Denver's long-term liabilities totaled $803 at June 30, 2005; and $15,824 at September 30, 2005, all payable to Mr. Kinach.

The RB mineral claims are recorded in the name of Myron Kinach, our President and sole officer and director, and held in trust for Denver Resources Inc. by Mr. Kinach in order to minimize fees.  Mr. Kinach has no interest whatsoever in the said mineral claims other than that of a bare trustee.  Any distribution whether income or capital and whether in cash or otherwise, and any rights in respect of the mineral claim do not in any manner belong to Mr. Kinach, but are the property of Denver Resources Inc.  Mr. Kinach will deliver full title on demand to Denver Resources Inc. for as long as the claims are in good standing with the Province of British Columbia.

Other than as discussed above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

Any of our directors or officers;
Any person proposed as a nominee for election as a director;
Any person who beneficially owns, directly or indirectly, shares carrying more than 10%
     of the voting rights attached to our outstanding shares of common stock;
Any of our promoters, and;
Any member of the immediate family of any of the foregoing persons.

Item 8.  Description of Securities

General

Our authorized capital stock consists of 160,000,000 shares of common stock, with a par value of $0.001 per share, and 40,000,000 shares of preferred stock, with a par value of $0.001 per share.  As of November 4, 2005, there were 1,500,003 shares of our common stock issued and outstanding that were held by 1 stockholder of record.  We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power.  Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.  Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights.  There are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes.  Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including but not limited to the following:

(a) the rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) the amount payable upon shares of preferred stock in the event of voluntary or involuntary liquidation;

(d) sinking fund or other provisions, if any, for the redemption or purchase of shares of preferred stock;

(e) the terms and conditions on which shares of preferred stock may be converted, if the shares of any series are issued with the privilege of conversion;

(f) voting powers, if any, provided that if any of the preferred stock or series thereof shall have voting rights, such preferred stock or series shall vote only on a share for share basis with our common stock on any matter, including but not limited to the election of directors, for which such preferred stock or series has such rights; and

(g) subject to the above, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our board of directors may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

 Nevada Anti-Takeover Laws

The articles of incorporation of Denver Resources Inc state that the provisions of Nevada Revised Statutes, 78.378 through 78.3793 inclusive, regarding the voting of a controlling interest in stock of a Nevada corporation and sections 78.411 through 78.444 inclusive, regarding combinations with interested stockholders, shall not apply.  The Nevada revised statutes sections 78.378 to 78.3793 inclusive, and sections 78.411 through 78.444 inclusive, provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply.  The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things.  The statute is limited to corporations that are organized in the State of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

There is no public trading market as the Company's common stock does not trade on any exchange or any OTC Bulletin Board.

As of November 4, 2005, there were 1,500,003 shares of common stock outstanding.  There are no stock options, warrants, rights, conversion privileges or other similar rights which the listed beneficial owners or anyone else may acquire.  No shares have been offered nor proposed to be offered to the public.

A total of 1,500,003 shares are held by our officers, directors and affiliates, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act.  Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

Holders

As of November 4, 2005, the shareholders' list for the Company's common shares showed 1 registered shareholder.

Dividends

The Company has not declared any dividends since incorporation, and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operation and expansion of its business.

There are no restrictions in our articles of incorporation or bylaws that prevent the Board of Directors from declaring dividends.  The Nevada Revised Statutes, however, do prohibit the Company from declaring dividends where, after giving effect to the distribution of the dividend:

1.  We would not be able to pay our debts as they become due in the usual course of business; or

2.  Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Equity Compensation Plans

The Company does not have any Equity Compensation Plans.

Item 2.  Legal Proceedings

Denver is not a party to any pending legal proceeding or litigation and the RB1 and RB2 mineral claims are not the subject of any pending legal proceedings.  We know of no legal proceedings contemplated by or threatened against us or our property.

Item 3.  Changes in and Disagreements with Accountants

We have had no disagreements with our independent auditors on accounting or financial disclosures.

Item 4.  Recent Sales of Unregistered Securities

Since our inception, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares		Consideration

Myron Kinach	12/17/2004	3	(1)	$1
115 Garfield Street # 3855
Sumas WA 98295

Myron Kinach	1/21/2005	1,500,000	(1)	$500
115 Garfield Street # 3855
Sumas WA 98295

(1) After adjustment for the three-for-one forward stock split in July 2005.

For the shares issued in the table above to Myron Kinach, our President and Director, we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  These shares are restricted shares as defined by the Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5.  Indemnification of Directors and Officers

The statutes, charter provisions, bylaws, contracts, or other arrangements under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.  Articles X and XIV of the Articles of Incorporation of the company, filed as Exhibit 3.1 to this Registration Statement.

2.  Article XI of the Restated Bylaws of the company, filed as Exhibit 3.2 to this Registration Statement.

3.  Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action.

Part F/S

Item 1.  Audited Financial Statements (Fiscal Year Ended June 30, 2005)

DENVER RESOURCES INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States Dollars)

JUNE 30, 2005

Denver Resources Inc.
(An Exploration Stage Company)

Page

Report of Independent Registered Public Accounting Firm	1

Balance Sheet, June 30, 2005	2

Statements of Operations	3

Statements of Changes in Stockholders' Deficiency, for the period
from inception on December 17, 2004 through June 30, 2005	4

Statements of Cash Flows	5

Notes to the Financial Statements	6-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Denver Resources Inc.

We have audited the balance sheet of Denver Resources Inc. (the "Company") (an exploration-stage company) as of June 30, 2005 the related statement of operations, stockholders' deficiency and cash flows for the period from December 17, 2004 (inception) to June 30, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows and the changes in stockholders' equity for the period from December 17, 2004 (inception) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, to date the Company has realized losses and further losses are anticipated.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 1.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dale Matheson Carr-Hilton LaBonte

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Vancouver, B.C.
August 23,  2005

DENVER RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEET
(Expressed in United States Dollars)

June 30, 2005

ASSETS

CURRENT
Cash	$495

TOTAL ASSETS	$495

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,500

2,500

RELATED PARTY PAYABLE (Note 5)	803

TOTAL LIABILITIES	3,303

STOCKHOLDERS' DEFICIENCY

Capital Stock (Note 6)
Preferred stock, $0.001 par value;
40,000,000 shares authorized, no shares outstanding	-
Common stock, $0.001 par value;
160,000,000 shares authorized, 1,500,003 shares outstanding	500
Additional paid-in capital	1
Deficit accumulated during the exploration stage	(3,309)

TOTAL STOCKHOLDERS' DEFICIENCY	(2,808)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$495

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

	For the period	For the period
	from	from
	December 17,	December 17,
	2004	2004
	(inception) to	(inception) to
	June 30,	June 30,
	2005	2005

OPERATING EXPENSES
Mining property expenses	$230	$230
General and administrative expenses	3,079	3,079

NET LOSS	$(3,309)	$(3,309)

NET LOSS PER SHARE - BASIC	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING - BASIC	1,230,772	1,230,772

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
(Expressed in United States Dollars)

For the period from December 17, 2004 (inception) through June 30, 2005

				Deficit
				accumulated
			Additional	during the
	Common Stock		paid-in	exploration
	Shares	Amount	capital	stage	Total

Inception December 17, 2004

Common stock issued for
cash ($0.33 per share)	3	$-	$1	$-	$1
Common stock issued for
cash ($0.00033 per share)	1,500,000	$500	$-	$-	$500
Net (loss) for the period	-	-	-	(3,309)	(3,309)

Balance, June 30, 2005	1,500,003	$500	$1	$(3,309)	$(2,808)

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	For the period	For the period
	from	from
	December 17,	December 17,
	2004	2004
	(inception) to	(inception) to
	June 30,	June 30,
	2005	2005

OPERATING ACTIVITIES
Net (loss)	$(3,309)	$(3,309)
Increase in accounts payable and
accrued liabilities	2,500	2,500

Net Cash Used For Operating Activities	(809)	(809)

FINANCING ACTIVITIES
Issuance of capital stock	501	501
Advances from related party	803	803

Net Cash Provided By Financing Activities	1,304	1,304

NET INCREASE (DECREASE) IN CASH	495	495

CASH, BEGINNING OF PERIOD	-	-

CASH, END OF PERIOD	$495	$495

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

Non-cash Financing Activity
Common stock issued in satisfaction of the
related party payable	$-	$-

Income Taxes Paid	$-	$-

Interest Paid	$-	$-

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 1 - NATURE OF BUSINESS

Denver Resources Inc. (the "Company") was incorporated in the State of Nevada on December 17, 2004.  The Company was organized to explore mineral properties in British Columbia, Canada.

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time.  The Company has incurred operating losses since its inception, has a stockholders' deficiency, and no recurring sources of revenue.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the continuation of the Company as a going concern include financing the Company's operations through advances from related parties and issuance of its unregistered common stock.  There are no assurances, however, with respect to the future success of these plans.  The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board Statement ("FASB") No. 7 and Securities and Exchange Commission Act Guide 7 for its characterization as an exploration stage company.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Mineral Property

Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified.  To date the Company has not established any proven or probable reserves on its mineral properties.  The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets.  The adoption of this standard has had no effect on the Company's financial position or results of operations.  As at August 31, 2005, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences).  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  At June 30, 2005 a full deferred tax asset valuation allowance has been provided due to the uncertainty of realization and no deferred tax asset benefit has been recorded.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Basic and Diluted Loss Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period.  Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.  Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Fair Value of Financial Instruments

The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  As at June 30, 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Start-up Expenses

The Company has adopted Statement of Position No. 98-5, "Reporting the Costs of Start-up Activities", which requires that costs associated with start-up activities be expensed as incurred.  Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from inception on December 17, 2004 to June 30, 2005.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to a plan of action based on the then known facts.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Net Income (Loss) Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share", requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income and loss statements, for all entities with complex capital structures.  Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities.  At June 30, 2005, the Company had no outstanding stock options, warrants and other convertible securities; accordingly, only basic EPS is presented.

Regulatory Matters

The Company and its mineral property interests are subject to a variety of Canadian national and provincial regulations governing land use, health and safety, and environmental matters.  The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Exploration Costs

Exploration costs of mineral properties that do not add net realizable value to the properties are charged to operations as incurred.

Foreign Currency Translation

In accordance with the Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," ("SFAS No. 52"), the United States dollar is considered the functional and reporting currency.

Transaction amounts denominated in foreign currencies are translated into United States currency at prevailing transaction date exchange rates.  Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income.  For the period ended June 30, 2005, the Company did not incur any foreign currency gains or losses.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29".   This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

NOTE 3 - MINERAL PROPERTIES

The Company purchased one mineral claim and staked and registered a second mineral claim on March 30, 2005.  These claims are known as the RB1 and RB2 Mineral Claims and are located in the Liard Mining Division of British Columbia.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing and unencumbered.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 3 - MINERAL PROPERTIES (Cont'd)

The registered tenure number for the RB1 Mineral Claim is 507404 and this tenure expires on February 17, 2006.  The registered tenure number for the RB2 Mineral Claim is 509811 and this tenure expires on March 30, 2006.  In connection with staking or establishing the claims, the Company incurred costs totaling $230 for the year ended June 30, 2005 that is reflected in the Company's operating expenses.  None of the Company's properties contain a known commercially viable deposit suitable for mining.

NOTE 4 - INCOME TAXES

(a)	Income tax provision

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes.  The difference results from the following items:

		2005

	Computed expected (recovery of) income taxes	$(1,125)
	Increase in tax resulting from:
	Increase in valuation allowance	(1,125)

	Total income tax operating loss carry forward	$-

b)	Significant components of the Company's deferred income tax assets are as follows:

		2005

	Net income tax operating loss carry forward	3,309
	Statutory tax rate	34%
	Deferred income tax asset	1,125
	Valuation allowance	(1,125)

		$-

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 4 - INCOME TAXES Cont'd)

c)	The Company has incurred operating losses of $3,309 which, if unutilized, will expire in 2025. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carryforwards:

			Expiration date of
			income tax operating
		Net loss	loss carryforwards

	2005	$3,309	2025

	Total income tax operating loss carry forward	$3,309

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company's operations have been financed mainly through advances or capital investments from the Company's President.  During the period ended June 30, 2005, the Company issued 500,000 shares of its common stock at $0.001 per share to its President for cash.  In addition to the transactions described in Note 6, advances from the Company's President were as follows:

	For the period
	from December 17,	For the period
	2004 (inception)	ended
	to June 30,	June 30,
	2005	2005

Beginning balance	$-	$-
Advances	803	803
Repayment	-	-

Ending balance	$803	$803

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 5 - RELATED PARTY TRANSACTIONS (Cont'd)

The Company's President has provided office and management services to the Company since its inception for which no compensation has been recorded.  The balance in the related party payable consists of amounts paid by the Company's President on the Company's behalf or funds advanced directly to the Company.  These amounts are unsecured, do not bear interest and have no fixed date of repayment.  The Company's President has agreed not to demand payment on any of the amounts prior to July 1, 2007.

NOTE 6 - CAPITAL STOCK

Authorized

The total number of shares which the Company shall have authority to issue is 200,000,000 of which 40,000,000 shall be Preferred Stock of par value of $0.001 per share and 160,000,000 shall be Common Stock of par value of $0.001 per share.  The authorized capital for both Preferred and Common Stock may be issued in one or more series or classes with the voting rights to be determined by the Board of Directors at the time of issue.

On July 25, 2005 the Company forward split its common shares on the basis of three new shares for each common share outstanding.  The par value and the number of authorized number of common shares of the Company remained unchanged at 160,000,000 as a result of the forward stock split.

Unless otherwise noted, all references to common stock, common shares outstanding, average numbers of common shares outstanding and per share amounts in these Financial Statements and Notes to Financial Statements prior to the effective date of the forward stock split have been restated to reflect the three-for-one forward split on a retroactive basis.

Common Stock Issued for Cash

As at June 30, 2005, the Company has only issued voting Common Stock.  The Company was initially capitalized at its inception by the sale of three shares of its common stock for $1 to its President.  During the period ended June 30, 2005, the Company issued an additional 1,500,000 shares of its common stock at $0.0003333 per share to the Company's President for cash.

DENVER RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE PERIOD FROM DECEMBER 17, 2004 (INCEPTION) TO JUNE 30, 2005

NOTE 7 - SEGMENTED INFORMATION

The Company operates in Canada in one business segment, being the exploration of mineral properties.

NOTE 8 - SUBSEQUENT EVENTS

On July 25, 2005 the Company forward split its common shares on the basis of three new shares for each common share outstanding. The par value and the number of authorized number of common shares of the Company remained unchanged at 160,000,000 as a result of the forward stock split. Refer to Note 6.

Item 2.  Unaudited Financial Statements (Three Months Ended September 30, 2005)

DENVER RESOURCES INC.
(An Exploration Stage Company)

UNAUDITED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

SEPTEMBER 30, 2005

Denver Resources Inc.
(An Exploration Stage Company)
(Unaudited)

Page

Balance Sheets, September 30 2005 and June 30, 2005	1

Statements of Operations for the three months ended September 30, 2005
and from inception on December 17, 2004 through September 30, 2005	2

Statements of Changes in Stockholders' Deficiency, for the period
from inception on December 17, 2004 through September 30, 2005	3

Statements of Cash Flows for the three months ended September 30, 2005
and from inception on December 17, 2004 through September 30, 2005	4

Condensed Notes to the Financial Statements	5 - 6

DENVER RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEETS (Unaudited)
(Expressed in United States Dollars)

	Sep. 30, 2005	Jun. 30, 2005

ASSETS

CURRENT
Cash	$12,965	$495

TOTAL ASSETS	$12,965	$495

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$-	$2,500

	-	2,500

RELATED PARTY PAYABLE	15,824	803

TOTAL LIABILITIES		3,303

STOCKHOLDERS' DEFICIENCY

Capital Stock
Preferred stock, $0.001 par value;
40,000,000 shares authorized, no shares outstanding		-
Common stock, $0.001 par value;
160,000,000 shares authorized, 1,500,003 shares outstanding	500	500
Additional paid-in capital	1	1
Deficit accumulated during the exploration stage	(3,360)	(3,309)

TOTAL STOCKHOLDERS' DEFICIENCY	(2,859)	(2,808)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$12,965	$495

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS (Unaudited)
(Expressed in United States Dollars)

	For the period
	from
	Dec. 17, 2004	For the three
	(inception) to	months ended
	Sep. 30, 2005	Sep. 30, 2005

OPERATING EXPENSES
Mining property expenses	$230	$-
General and administrative expenses	3,130	51

NET LOSS	$(3,360)	$(51)

NET LOSS PER SHARE - BASIC	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING - BASIC	1,317,076	1,500,003

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY (Unaudited)
(Expressed in United States Dollars)

For the period from December 17, 2004 (inception) through September 30, 2005

				Deficit
				accumulated
			Additional	during the
	Common Stock		paid-in	exploration
	Shares	Amount	capital	stage	Total

Inception December 17, 2004

Common stock issued for
cash ($0.33 per share)	3	$-	$1	$-	$1
Common stock issued for
cash ($0.00033 per share)	1,500,000	500	-	-	500
Net (loss) for the period	-	-	-	(3,309)	(3,309)

Balance, June 30, 2005	1,500,003	500	1	(3,309)	(2,808)

Net (loss) for the three months
ended September 30 2005	-	-	-	(51)	(51)

Balance, September 30, 2005	1,500,003	$500	$1	$(3,360)	$(2,859)

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS (Unaudited)
(Expressed in United States Dollars)

	For the period
	from
	Dec. 17, 2004	For the three
	(inception) to	months ended
	Sep. 30, 2005	Sep. 30,2005

OPERATING ACTIVITIES
Net (loss)	$(3,360)	$(51)
Increase in accounts payable and
accrued liabilities	-	(2,500)

Net Cash Used For Operating Activities	(3,360)	(2,551)

FINANCING ACTIVITIES
Issuance of capital stock	501	-
Advances from related party	15,824	15,021

Net Cash Provided By Financing Activities	16,325	15,021

NET INCREASE (DECREASE) IN CASH	12,965	12.470

CASH, BEGINNING OF PERIOD	-	495

CASH, END OF PERIOD	$12,965	$12,965

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

Non-cash Financing Activity
Common stock issued in satisfaction of the
related party payable	$-	$-

Income Taxes Paid	$-	$-

Interest Paid	$-	$-

The accompanying notes are an integral part of these financial statements

DENVER RESOURCES INC.
(An Exploration Stage Company)

CONDENSED NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
(Expressed in United States Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

NOTE 1 - BASIS OF FINANCIAL STATEMENT PREPARATION

The first quarter financial statements have been prepared by DENVER RESOURCES INC. without audit, in accordance with United States Generally Accepted Accounting Principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission.  The information furnished in the financial statements includes normal recurring adjustments and reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of such financial statements.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the information presented is not misleading.  These condensed financial statements should be read in conjunction with the audited financial statements and the accompanying notes for the fiscal year ended June 30, 2005, included in the Company's Form 10-SB.  The results of operations for the period ended September 30, 2005 are not necessarily indicative of operating results for the fiscal year ending June 30, 2006.

NOTE 2 - EXPLORATION STAGE COMPANY

We are an exploration stage company formed to explore our mineral claims in Canada for the presence of minerals.  Activities to date have consisted solely of the staking of mining claims.  We have not yet developed any mining properties into a producing mine, nor have we earned revenue from any of the properties.  We have minimal cash and no history of earnings.  Since we have been an exploration stage company since inception and have not generated revenues, we operate with minimal overhead.  The Company complies with Financial Accounting Standards Board Statement ("FASB") No. 7 and Securities and Exchange Commission Act Guide 7 for its characterization as an exploration stage company.

NOTE 3 - GOING CONCERN

These second quarter financial statements are prepared on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time.  As at September 30, 2005, the Company had $12,965 in cash, working capital of $12,965, a stockholders' deficiency of $2,859 and accumulated net losses of $3,360 since inception.  The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligation on a timely basis, to obtain additional financing and re-financing as may be required, to develop commercially viable mining resources, an ultimately to establish profitable operations.

DENVER RESOURCES INC.
(An Exploration Stage Company)

CONDENSED NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
(Expressed in United States Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

NOTE 4 - NET LOSS PER SHARE

At September 30, 2005, the Company had no outstanding stock options, warrants, and other convertible securities.  Accordingly, only basic earnings or loss per share is presented.

NOTE 5 - CAPITAL STOCK

On July 25, 2005 the Company forward split its common shares on the basis of three new shares for each common share outstanding.  After the forward split, the total common stock outstanding was 1,500,003 shares.  The par value remained unchanged at $0.001 and the number of authorized common shares of the Company remained unchanged at 160,000,000 as a result of the forward stock split.

Unless otherwise noted, all references to common stock, common shares outstanding, average numbers of common shares outstanding and per share amounts in these Financial Statements and Condensed Notes to Financial Statements prior to the effective date of the forward stock split have been restated to reflect the three-for-one forward split on a retroactive basis.

PART III

Item 1.  Index to Exhibits
Item 2.  Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Front of Sample Common Stock Certificate
4.2	Back of Sample Common Stock Certificate
10.1	RB1 Mining Claim
10.2	RB2 Mining Claim
10.3	Declaration of Trust - Mining Properties
10.4	Related Party Payable - January 31, 2005 letter
14.1	Code of Ethics
23.1	Consent of Expert
99.1	Glossary of Mining Terms

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DENVER RESOURCES INC.

(Registrant)

Date: November 8, 2005	By:	/s/ Myron Kinach

Myron Kinach, President